Actions Semiconductor Reports Third Quarter 2009 Results

ZHUHAI, China, November 5, 2009 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the third quarter ended September 30, 2009.

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2009 was $13.4 million, as compared to revenue of $10.5 million for the second quarter of 2009, and $27.3 million for the third quarter of 2008.

Net loss attributable to Actions Semiconductor shareholders for the third quarter of 2009 was $0.6 million, or ($0.01) per ADS, compared to net loss attributable to Actions Semiconductor shareholders of $0.8 million, or ($0.01) per ADS, for the second quarter of 2009, and net income attributable to Actions Semiconductor shareholders of $7.3 million, or $0.09 per ADS, for the third quarter of 2008.

Gain on deemed disposal of $1.7 million was recorded in the third quarter, as a result of diluting our share ownership in Actions Beijing from 80% as a subsidiary to 35% as an equity method invested company.

Actions Semiconductor reported gross margin of 30.8% for the third quarter of 2009.  Actions Semiconductor ended the quarter with $43.1 million in cash and cash equivalents together with time deposits.  Marketable securities, current and non-current, at the end of the quarter were $211.7 million.

Since the share repurchase programs started in 2007, the Company has invested approximately $23.4 million in repurchasing its shares.  As of September 30, 2009, approximately 9.8 million American Depositary Shares (ADSs) were repurchased.

“Our third quarter results were driven by improving demand in our automotive MP3 and low end as well as advanced Portable Media Player (“PMP”) product categories,” stated Mr. Nan-Horng Yeh, CEO of Actions Semiconductor.  “During the third quarter, our market share in these product categories continued to grow and sales in these categories accounted for more than half of our total revenue. We are pleased to report an improvement in gross margin for the third quarter compared to the second quarter of 2009, which reflects the positive impact from our manufacturing cost reduction initiatives as we have been migrating to a smaller geometry. As the challenging operating environment continues, our management team remains focused on strengthening our competitive position, closely managing costs, and maintaining our strong balance sheet.  We continue to believe that our differentiators are our operating flexibility, unique business model, and commitment to technological innovation.”

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The company undertakes no obligation to update these statements.

For the fourth quarter of fiscal year 2009 ending December 31, 2009, Actions Semiconductor estimates revenue in the range of $8.5 to $10.5 million, gross margin of 27%-30%, and operating expenses slightly higher on a sequential basis.  The fourth quarter 2009 estimates include share-based compensation expense in the range of $0.9 to $1.0 million.

Conference Call Details
Actions Semiconductor’s third quarter 2009 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, November 5, 2009.  To participate in the live call, analysts and investors should dial 877-941-2069 (within U.S.) or 480-629-9713 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through November 7, 2009, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4164742.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2009	2009	2008
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	43,001	76,222	45,435
Time deposits	62	107	61
Restricted cash	40	399	440
Marketable securities	158,682	159,282	201,151
Trading securities	-	-	19,299
Accounts receivable, net	2,798	3,142	2,435
Amount due from related parties	2,951	936	1,497
Notes receivable	83	64	74
Inventories	4,743	6,301	8,720
Prepaid expenses and other current assets	1,325	2,394	1,532
Deferred tax assets	343	674	686
Income tax receivable	-	187	-
Total current assets	214,028	249,708	281,330

Investment in equity method investee	5,276	3,802	4,142
Other investments	6,158	7,153	7,044
Marketable securities	53,053	23,756	-
Rental deposits	68	60	39
Property, plant and equipment, net	12,143	9,417	7,144
Land use right	1,554	1,561	1,580
Acquired intangible assets, net	3,544	4,157	4,197
Deposit paid for acquisition of property, plant and equipment	182	1,333	403
Deferred tax assets	163	178	206
TOTAL ASSETS	296,169	301,125	306,085

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	4,544	5,824	4,050
Accrued expenses and other current liabilities	3,829	4,512	6,846
Other liabilities	2,292	2,313	1,818
Loan from minority shareholders	-	1,500	1,500
Income tax payable	162	9	221
Deferred tax liabilities	416	842	480
Total current liabilities	11,243	15,000	14,915

Other liabilities	366	-	249
Deferred tax liabilities	2,091	1,963	1,750
Total liabilities	13,700	16,963	16,914

Equity:
Actions Semiconductor Co. Ltd shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	33,259	33,352	36,606
Accumulated other comprehensive income	20,059	20,239	20,483
Retained earnings	229,150	229,780	232,046
Total Actions Semiconductor Co.,Ltd. shareholders' equity	282,469	283,372	289,136
Noncontrolling interest	-	790	35
Total equity	282,469	284,162	289,171
TOTAL LIABILITIES AND EQUITY	296,169	301,125	306,085

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	9,059	19,062	24,695	59,936
Semiconductor product testing services	66	82	150	157
	9,125	19,144	24,845	60,093
Related-parties:
System-on-a-chip products	4,307	8,154	11,358	18,984
Total revenues	13,432	27,298	36,203	79,077
Cost of revenues:
Third-parties:
System-on-a-chip products	(6,303)	(9,207)	(16,984)	(29,173)
Semiconductor product testing services	(26)	(64)	(85)	(133)
	(6,329)	(9,271)	(17,069)	(29,306)
Related-parties:
System-on-a-chip products	(2,964)	(4,184)	(7,971)	(9,240)
Total cost of revenues	(9,293)	(13,455)	(25,040)	(38,546)
Gross profit	4,139	13,843	11,163	40,531
Other operating income	50	59	323	636
Gain on deemed disposal	1,736	-	1,736	-
Operating expenses:
Research and development	(5,077)	(4,842)	(14,743)	(14,430)
General and administrative	(2,394)	(2,932)	(6,564)	(7,653)
Selling and marketing	(290)	(419)	(870)	(1,245)
Total operating expenses	(7,761)	(8,193)	(22,177)	(23,328)
(Loss) income from operations	(1,836)	5,709	(8,955)	17,839
Other income (expense)	42	(784)	(684)	1,628
Dividend income	420	20	420	20
Fair value change in trading securities	-	48	42	48
Interest income	2,307	3,421	8,297	8,766
Interest expense	-	-	(59)	(4)
Other-than-temporary impairment loss on investments	(1,010)	-	(1,010)	-
(Loss) income before income taxes, equity in net loss of an equity method investee and noncontrolling interest	(77)	8,414	(1,949)	28,297
Income tax expense	(446)	(1,048)	(688)	(2,424)
Equity in net loss of an equity method investee	(183)	(116)	(523)	(360)

Net (loss) income	(706)	7,250	(3,160)	25,513
Less: Net income attributable to noncontrolling interest	76	34	264	61
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(630)	7,284	(2,896)	25,574

Net (loss) income per share-basic and diluted:
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(0.001)	0.015	(0.006)	0.051

Basic and diluted (per ADS)	(0.008)	0.087	(0.038)	0.304

Weighted-average shares used in computation:
Basic	458,739,496	501,332,494	462,823,200	505,195,617
Basic and diluted	458,739,496	501,332,494	462,823,200	505,195,617

Weighted-average ADS used in computation :
Basic	76,456,583	83,555,416	77,137,200	84,199,270
Basic and diluted	76,456,583	83,555,416	77,137,200	84,199,270

Note: Stock compensation recorded in each expense classification above is as follows:
Cost of revenues	-	46	-	66
Research and development	561	573	1,893	821
General and administrative	326	272	1,019	389
Selling and marketing	46	52	153	75

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended September 30,2009	Nine months ended September 30,2009	Nine months ended September 30,2008
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(630)	(2,896)	25,574
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment	514	1,591	1,518
Reversal for doubtful accounts receivable	60	-	-
Amortization of acquired intangible assets	778	2,358	2,444
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	(226)	-
Write down of inventories	40	(36)	-
(Gain) loss on disposal of property, plant and equipment	-	(7)	63
Gain on disposal of other investment	-	-	(6)
Dividend income	-	-	(20)
Equity in net loss of an equity method investee	184	524	360
Share-based compensation	933	3,065	1,351
Fair value change in trading securities	-	(40)	(48)
Proceeds from disposal of trading securities	-	30,649	-
Purchase of trading securities	-	(11,310)	-
Net income attributable to noncontrolling interest	(76)	(264)	(64)
Deferred taxes	49	662	1,100
Gain on disposal of a subsidiary	(1,736)	(1,736)	-
Other-than-temporary impairment loss on investments	1,010	1,010	-
Changes in operating assets and liabilities:
Accounts receivable	(1,621)	(2,268)	(2,834)
Amount due from a related party	(2,015)	(1,454)	-
Notes receivable	(19)	(9)	183
Inventories	750	3,238	5,274
Prepaid expenses and other current assets	273	(593)	681
Amount due from an affiliate	-	-	52
Accounts payable	109	1,888	(5,799)
Accrued expenses and other current liabilities	4,073	1,870	(497)
Income tax receivable	187	-	-
Income tax payable	152	(60)	(244)
Rental deposit paid	(8)	(29)	(3)
Net cash provided by operating activities	3,007	25,927	29,085

Investing activities:
Dividend from other investment	-	-	20
Increase in investment in affiliate	(1,500)	(1,500)	-
Proceeds from the disposal of other investments	44	44	-
Deposit paid to establish an investment	-	-	(10,239)
Purchases of other investments	-	-	(165)
Increase in marketable securities	(28,631)	(10,789)	(19,023)
Purchases of trading securities	-	-	(26,402)
Proceeds from disposal of trading securities	-	-	17,111
Proceeds from disposal of property, plant and equipment	-	27	18
Increase in deposit paid for acquisition of property, plant and equipment	-	(1,733)	-
Purchase of property, plant and equipment	(2,810)	(4,918)	(1,906)
Purchase of intangible assets	(502)	(2,687)	(977)
Decrease (increase) in restricted cash	359	399	(4,998)
Decrease in time deposits	49	7	2,690
Cash outflow from disposal of subsidiary, net of cash equivalent disposed	(2,707)	(2,707)	-
Net cash used in investing activities	(35,698)	(23,857)	(43,871)

Financing activities:
Repayment of short-term bank loan	-	(2)	(1,580)
Advance subsidy from local authorities of Zhuhai and Shenzhen, the PRC	490	965	(334)
Proceeds from loan from minority shareholders	-	-	1,500
Repurchase of ordinary shares	(1,025)	(7,353)	(6,246)
Proceeds on issue of shares of subsidiary	-	1,885	-
Net cash used in financing activities	(535)	(4,505)	(6,660)

Net decrease in cash and cash equivalents	(33,226)	(2,435)	(21,446)

Cash and cash equivalents at the beginning of the period	76,222	45,435	72,054

Effect of exchange rate changes on cash	5	1	2,678
Cash and cash equivalents at the end of the period	43,001	43,001	53,286